Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

CONNECTED TRANSACTION

ACQUISITION OF EQUITY INTEREST IN THE TARGET COMPANY

THE TRANSACTION

The Board is pleased to announce that, on March 3, 2026 (after trading hours), Xunlei entered into the Equity Transfer Agreement with Wuhan Kingsoft Cloud (a subsidiary of the Company) and Xinghan Zhilian, pursuant to which Xunlei will (1) transfer 20% of the equity interest it held in the Target Company to Wuhan Kingsoft Cloud at a consideration of RMB50 million (inclusive of tax); and (2) transfer 30% of the equity interest it held in the Target Company to Xinghan Zhilian at a consideration of RMB75 million (inclusive of tax).

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Xunlei is a 30%-controlled company of Xiaomi (which directly and indirectly held an aggregate of approximately 10.29% of the shares of the Company), a substantial shareholder of the Company, and therefore Xunlei is a connected person of the Company (as defined under the Hong Kong Listing Rules). Accordingly, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

I.	THE TRANSACTION

The Board is pleased to announce that, on March 3, 2026 (after trading hours), Xunlei entered into the Equity Transfer Agreement with Wuhan Kingsoft Cloud (a subsidiary of the Company) and Xinghan Zhilian, pursuant to which Xunlei will (1) transfer 20% of the equity interest it held in the Target Company to Wuhan Kingsoft Cloud at a consideration of RMB50 million (inclusive of tax) (the “Wuhan Kingsoft Cloud Equity Transfer Transaction”); and (2) transfer 30% of the equity interest it held in the Target Company to Xinghan Zhilian at a consideration of RMB75 million (inclusive of tax) (the “Xinghan Zhilian Equity Transfer Transaction”, together with the Wuhan Kingsoft Cloud Equity Transfer Transaction, collectively the “Transaction”).

II.	EQUITY TRANSFER AGREEMENT

The principal terms of the Equity Transfer Agreement are summarised as follows.

Date:	March 3, 2026

Parties:	(i)	the Target Company Group;

	(ii)	Xunlei;

	(iii)	Wuhan Kingsoft Cloud;

	(iv)	Xinghan Zhilian;

	(v)	Li Hao (李浩) (CEO of the Target Company);

	(vi)	Liu Yingqiao (劉英橋) (vice president of the Target Company); and

	(vii)	Wu Lei (武磊) (CTO of the Target Company).

Subject Matters and Considerations:	Xunlei will (1) transfer 20% of the equity interest it held in the Target Company without any encumbrance to Wuhan Kingsoft Cloud at a price of RMB50 million (inclusive of tax); and (2) transfer 30% of the equity interest it held in the Target Company without any encumbrance to Xinghan Zhilian at a price of RMB75 million (inclusive of tax).

Upon the completion of the Transaction, the Company will indirectly hold 20% of the equity interest in the Target Company through Wuhan Kingsoft Cloud, and the Target Company will not be consolidated in the financial statements of the Company.

Basis of Consideration:	The consideration was determined by the parties after arm’s length negotiations and taking into account, among others: (1) the unaudited net asset value of the Target Company as at December 31, 2025; (2) the current market conditions and the prospects of the Target Company; and (3) the respective equity interest percentage of the Target Company to be acquired by Wuhan Kingsoft Cloud and Xinghan Zhilian. For other factors considered in determining the basis of the consideration, please refer to the section headed “Reasons for and Benefits of the Transaction” in this announcement.

The consideration of RMB50 million payable by Wuhan Kingsoft Cloud will be funded by the internal resources of the Group.

As Xunlei was one of the founding promoters of the Target Company and was not acquired from a third party, there was no original acquisition cost for the equity interest in the Target Company.

Equity Transfer:	1.	From the Completion date of the Transaction, all owners’ equity of the Target Company shall be enjoyed by each Shareholder in proportion to their respective shareholding ratios, provided that if the shareholders’ agreement and other transaction documents have otherwise agreed upon the rights of Wuhan Kingsoft Cloud and Xinghan Zhilian, such agreements shall prevail.

2.	With respect to Wuhan Kingsoft Cloud and Xinghan Zhilian, their obligations to pay the transfer consideration and the corresponding Completion are separate. One of the conditions precedent for Wuhan Kingsoft Cloud to fulfill its obligations for Completion includes that the Xinghan Zhilian Equity Transfer Transaction has been completed in accordance with the Equity Transfer Agreement. However, Xinghan Zhilian’s fulfillment of its obligations for Completion is not conditional upon the Completion of the Wuhan Kingsoft Cloud Equity Transfer Transaction.

3.	Xinghan Zhilian shall wire transfer (i) twenty percent (20%) of the Xinghan Zhilian transfer consideration (being RMB15 million) within ten (10) business days from the date of signing of the Equity Transfer Agreement and (ii) eighty percent (80%) of the Xinghan Zhilian transfer consideration (being RMB60 million) on the date of Completion of the Xinghan Zhilian Equity Transfer Transaction, in immediately available RMB funds to the Xunlei Account.

	4.	Wuhan Kingsoft Cloud shall, upon Completion of Xinghan Zhilian Equity Transfer Transaction, wire transfer the entire transfer consideration of Wuhan Kingsoft Cloud to Xunlei’s account in immediately available RMB funds.

Key Completion Conditions and Completion:	1.	the general meeting and board of directors (or executive director) of the Target Company Group having passed resolutions approving the execution and performance of the transaction documents relating to the Transaction;

	2.	the board of directors of Xunlei and the board of directors and audit committee of Xunlei Limited (Nasdaq: XNET) having passed resolutions approving Xunlei’s execution and performance of the transaction documents relating to the Transaction;

	3.	Xunlei Limited having fulfilled its corresponding disclosure obligations with respect to the Transaction in accordance with the disclosure requirements of the U.S. Securities and Exchange Commission;

	4.	Solely with respect to Wuhan Kingsoft Cloud, the Xinghan Zhilian Equity Transfer Transaction Equity Transfer Transaction shall be completed on the same date as the proposed completion date of the Wuhan Kingsoft Cloud Equity Transfer Transaction; and

	5.	Subject to the terms and conditions of the Equity Transfer Agreement, the Completion of the Xinghan Zhilian Equity Transfer Transaction and the Wuhan Kingsoft Cloud Equity Transfer Transaction as described in the Equity Transfer Agreement shall take place within ten (10) business days from the date on which all conditions precedent to the performance of the obligations of the above parties have been proven to be satisfied or waived or at such other time or on such other date as unanimously agreed in writing by Xinghan Zhilian, Wuhan Kingsoft Cloud, the Target Company and Xunlei, by means of remote exchange of electronic copies or signature pages or such other means as unanimously agreed in writing by Xinghan Zhilian, Wuhan Kingsoft Cloud, the Target Company and Xunlei (the “Completion of the Transaction”).

III.	REASONS FOR AND BENEFITS OF THE TRANSACTION

As the AI industry gradually shifts from the training phase to the inference phase, low-latency inference is expected to become the primary driver of growth in computing power demand. As a leading player in edge computing sector, the Target Company deploys distributed nodes at the network edge to process data locally, meeting the low-latency and stable computing power requirements of AI applications, and thus has considerable growth potential.

The Group has been prudently identifying investment targets with growth potential to optimize the Group’s capital utilization and diversify its investment portfolio. Taking into account the future business growth potential of the Target Company, the acquisition represents an attractive strategic minority investment opportunity. The Transaction is expected to be a suitable approach to allow the Group to share the potential growth results of the Target Company without significantly increasing its operational risks.

IV.	INFORMATION ABOUT THE PARTIES

1.	Information on the Company and Wuhan Kingsoft Cloud

The Company was incorporated under the laws of the Cayman Islands on January 3, 2012 as an exempted company with limited liability, the ADSs of which were listed on Nasdaq under the symbol of “KC” on May 8, 2020 and the shares of which were listed on the main board of the Hong Kong Stock Exchange under the stock code “3896” and stock short name “KINGSOFT CLOUD” on December 30, 2022.

The Company is a leading cloud service provider in China. With its full commitment to cloud service, it is dedicated to mobilizing resources to enable its customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.

Wuhan Kingsoft Cloud is a limited liability company established and subsisting under the laws of China, primarily engaging in cloud services, and is a subsidiary of the Company.

2.	Information on the Target Company Group

The Target Company is a limited liability company established and existing under the laws of the PRC, with a registered capital of RMB380 million. The Target Company Group is principally engaged in edge computing-based content delivery network (CDN) and acceleration services and other related businesses.

Set out below are the unaudited profit before and after tax of the Target Company for the two financial years ended December 31, 2024 and 2025 prepared in accordance with China Accounting Standards for Business Enterprises:

	Year ended	Year ended
	December 31,	December 31,
	2024	2025
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Profit before tax	-21.3	12.4
Profit after tax	-21.4	9.9

According to the unaudited financial statements of the Target Company for the years ended December 31, 2024 and 2025 prepared in accordance with China Accounting Standards for Business Enterprises, the total assets of the Target Company as at December 31, 2024 and 2025 were approximately RMB398.0 million and RMB522.1 million respectively, and the net assets of the Target Company as at December 31, 2024 and 2025 were approximately RMB-668.2 million and RMB240.0 million respectively.

According to the Equity Transfer Agreement, upon completion of the Transaction, the equity interest of the Target Company will be as follows:

	Percentage of shareholding in
	the Target Company
	Immediately	Immediately
	before	after
	completion	completion
	of the	of the
	Transaction	Transaction
Xunlei	70.00%	20.00%
Wuhan Kingsoft Cloud	–	20.00%
Xinghan Zhilian	–	30.00%
Li Hao (李浩)	5.00%	5.00%
Li Jinbo (李金波)	4.00%	4.00%
Zhang Yubo (張玉波)	4.00%	4.00%
Nanjing Kehui Zhitu Information Technology Partnership (Limited Partnership)	4.00%	4.00%
Nanjing Yimang Yuelian Information Technology Partnership (Limited Partnership)	4.00%	4.00%
Nanjing Yuxin Jike Information Technology Partnership (Limited Partnership)	3.50%	3.50%
Nanjing Zhihui Yuandong Information Technology Partnership (Limited Partnership)	3.50%	3.50%
Nanjing Zhongzhi Gongchuang Information Technology Partnership (Limited Partnership)	2.00%	2.00%

Note:	Nanjing Kehui Zhitu Information Technology Partnership (Limited Partnership), Nanjing Yimang Yuelian Information Technology Partnership (Limited Partnership), Nanjing Yuxin Jike Information Technology Partnership (Limited Partnership), Nanjing Zhihui Yuandong Information Technology Partnership (Limited Partnership) and Nanjing Zhongzhi Gongchuang Information Technology Partnership (Limited Partnership) are all employee stock ownership platforms established for the purpose of the employee share incentive scheme of the Target Company, and have no substantive business activities.

3.	Information on Xunlei, Xinghan Zhilian and other parties

Xunlei is a limited liability company established and existing under the laws of the PRC, primarily engaging in internet business. It is a variable interest entity (VIE) that is contractually controlled by Xunlei Limited, a company incorporated in the Cayman Islands and listed on the Nasdaq Stock Market in the United States.

Xinghan Zhilian is a limited liability company established and existing under the laws of China. As at the date of this announcement, Xinghan Zhilian is held as to 70%, 16.67% and 13.33% by Li Hao (李浩), Wu Lei (武磊) and Liu Yingqiao (劉英橋), respectively. Xinghan Zhilian is an entity established by Li Hao (李浩), Wu Lei (武磊) and Liu Yingqiao (劉英橋) for the purpose of completing the Transaction, and has no substantive business activities.

Li Hao (李浩), Wu Lei (武磊) and Liu Yingqiao (劉英橋) are all Chinese citizens.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, save for the connected relationships as disclosed above, each of the Other Shareholders of the Target Company, Xinghan Zhilian and their respective ultimate beneficial owners and Li Hao (李浩), Wu Lei (武磊) and Liu Yingqiao (劉英橋 ) is a third party independent of the Company and its connected persons.

V.	OPINIONS OF THE BOARD

Mr. Lei Jun (雷軍) is considered to have material interests by virtue of his directorship and shareholding in Xiaomi, and Mr. Zhang Duo (張鐸) is considered to have material interests by virtue of his current positions under Xiaomi. Accordingly, Mr. Lei Jun (雷軍) and Mr. Zhang Duo (張鐸) have abstained from voting on the relevant Board resolutions to approve the Equity Transfer Agreement. Save as disclosed above, none of the other Directors has a material interest in the Transaction and is required to abstain from voting on the relevant resolutions at the Board meeting.

The Directors (including the independent non-executive Directors, but excluding those Directors who are required to abstain from voting on the relevant resolutions) are of the view that although the Transaction is not conducted in the ordinary and usual course of business of the Group, the terms of the Equity Transfer Agreement are entered into on normal commercial terms or better, are fair and reasonable, and are in the interests of the Company and its shareholders as a whole.

VI.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Xunlei is a 30%-controlled company of Xiaomi (which directly and indirectly held an aggregate of approximately 10.29% of the shares of the Company), a substantial shareholder of the Company, and therefore Xunlei is a connected person of the Company (as defined under the Hong Kong Listing Rules). Accordingly, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

VII.	DEFINITION

In this announcement, unless the context otherwise requires, the following words and expressions shall have the meanings ascribed to them below:

“ADS(s)”	American Depositary Shares, each representing 15 Shares

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	the board of Directors

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADSs of which were listed on Nasdaq in May 2020, and the ordinary Shares of which were listed on the main board of the Hong Kong Stock Exchange on December 30, 2022

“Completion”	the applicable transfer consideration paid by Wuhan Kingsoft Cloud and Xinghan Zhilian pursuant to the Equity Transfer Agreement

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“connected transaction(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“Equity Transfer Agreement”	the equity transfer agreement entered into by Xunlei, Wuhan Kingsoft Cloud and Xinghan Zhilian on March 3, 2026

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Nasdaq”	Nasdaq Global Select Market

“Other Shareholders of the Target Company”	Li Hao (李浩), Li Jinbo (李金波), Zhang Yubo (張玉波), Nanjing Kehui Zhitu Information Technology Partnership (Limited Partnership)* (南京科匯至途信息科技合夥企業(有限合夥)), Nanjing Yimang Yuelian Information Technology Partnership (Limited Partnership)* (南京邑芒悅聯信息科技合夥企業(有限合夥)), Nanjing Yuxin Jike Information Technology Partnership (Limited Partnership)* (南京昱昕極科信息科技合夥企業(有限合夥)), Nanjing Zhihui Yuandong Information Technology Partnership (Limited Partnership)* (南京智慧源動信息科技合夥企業(有限合夥)) and Nanjing Zhongzhi Gongchuang Information Technology Partnership (Limited Partnership)* (南京眾智共創信息科技合夥企業(有限合夥))

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.001 each

“Shareholder(s)”	the shareholder(s) of the Company

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Target Company”	Shenzhen One Thing Technologies Co., Ltd.* (深圳市網心科技有限公司), a limited liability company established and existing under the laws of the PRC

“Target Company Group”	Target Company, and other entities controlled by its subsidiaries currently or in the future

“Wuhan Kingsoft Cloud”	Wuhan Kingsoft Cloud Information Technology Co., Ltd.* (武漢金山雲信息技術有限公司), a limited liability company established and existing under the laws of the PRC

“Xinghan Zhilian”	Shenzhen Xinghan Zhilian Technology Co., Ltd.* (深圳市星漢 智聯科技有限公司), a limited liability company established and existing under the laws of the PRC

“Xunlei”	Shenzhen Xunlei Network Technology Co., Ltd.* (深圳市迅雷 網絡技術有限公司), a limited liability company established and existing under the laws of the PRC

“%”	per cent

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Vice Chairman of the Board, Executive Director, and acting Chief Executive Officer

Hong Kong, March 3, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. Zhang Duo as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.